May 18, 2022

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549

Re: Benchmark Electronics, Inc.

Form 10-K for Fiscal Year Ended December 31, 2021

Filed February 25, 2022

File No. 001-10560

Ladies and Gentlemen:

The following information and comments are made in reply to the staff of the Securities and Exchange Commission’s (the “Staff”) letter dated May 5, 2022 (the “Second Comment Letter”) to Benchmark Electronics, Inc. (the “Company”), relating to the Company’s Annual Report on Form 10-K for the year ended December 31, 2021 (the “Form 10-K”). With regard to the specific points communicated to the Company in the Second Comment Letter, we hereby submit the following responses.

Consolidated Statements of Income, page 41

1.
We note from your response to comment 2 that your design and engineering services and technology solutions revenues on a combined basis represented less than 10% of consolidated revenues for the financial statement periods presented. Since you have other service revenues, such as precision technology services and supply chain, order fulfillment and aftermarket services, please tell us if all service revenues on a combined basis represented more than 10% of consolidated revenues for any period presented. If so, provide a breakout of revenue and cost of revenue by products and services on the face of the statements of income as required by Item 5-03(b)(1)-(2) of Regulation S-X. If certain revenue streams you describe as “services” should be viewed as a component of your product revenues, please advise.

Response 2: The Company appreciates the opportunity to clarify the nature of its business with the Staff. Consistent with our telephonic discussion on May 12, 2022, the Company operates its business in the electronic manufacturing services (EMS) industry, providing integrated services to original equipment manufacturers (OEMs) as our customers. The Company predominantly derives revenue from its manufacturing services and technology solutions, which involve the sale of manufactured products built to customer specifications. The Company also derives revenue from design and engineering services in support of the manufacturing services. However, the Company’s design and engineering services and technology solutions represented, on a combined basis, less than 10% of the Company’s consolidated revenue for each of the years 2021, 2020 and 2019.

As a general matter, the Company’s manufacturing service arrangements with customers are documented through a master services agreement, which outlines the general terms and conditions of the particular engagement, and a specific purchase commitment from the customer. Consequently, the revenue streams from manufacturing services as well as design and engineering services and technology solutions (which represented less than 10% of the Company’s consolidated revenue as noted above), are categorized and presented in a single line item on the face of the statements of income.

Notes to the Financial Statements

Note 13 – Segment and Geographic Information, page 61

2.
We note from your response to comment 3 that the “Corporate and intersegment eliminations” line item in your segment disclosures includes corporate expenses not allocated to your three reportable segments and the elimination of income from intersegment sales. Please tell us, and revise to disclose, the specific nature of each significant amount that is considered "corporate expenses not allocated to" your reportable segments.

Response 2: The Company advises the Staff that the corporate expenses not allocated to reportable segments are primarily general and administrative expenses, such as corporate employee payroll and benefit costs, for corporate functions and corporate facility costs. Corporate functions include legal, finance, tax, treasury, information technology, risk management, human resources, business development and other administrative functions. The Company respectfully acknowledges the Staff’s comment and will revise its future filings to include such disclosure regarding the nature of the items included in corporate expenses not allocated to reportable segments.

* * *

Thank you for your assistance. If you have any questions or further comments, please contact me at (623) 300-7066.

Sincerely,

Benchmark Electronics, Inc.

By: /s/ Roop K. Lakkaraju
Roop K. Lakkaraju
EVP and Chief Financial Officer

cc:	Jeffrey Benck, President & Chief Executive Officer, Benchmark Electronics, Inc.
Stephen Beaver, SVP and General Counsel, Benchmark Electronics, Inc.
KPMG LLP Jeffrey E. Beck and Kevin Zen, Snell & Wilmer L.L.P.